UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 13, 2021

Date of report (Date of earliest event reported)

GREENIDGE GENERATION HOLDINGS INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	333-255741	86-1746728
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

590 Plant Road

Dresden, NY 14441

(Address of Principal Executive Offices) (Zip Code)

(315) 536-2359

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

As previously disclosed, on March 19, 2021, Greenidge Generation Holdings Inc. (the “Company”), Support.com, Inc. (the “Support.com”) and GGH Merger Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions described in the Merger Agreement, Merger Sub will be merged with and into Support.com (the “Merger”), with Support.com surviving the Merger as a wholly owned subsidiary of the Company.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Support.com common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and automatically converted into the right to receive 0.115 shares (the “Exchange Ratio”) of the Company’s Class A common stock, par value $0.0001 per share (“Company Class A Common Stock”), plus cash in lieu of any fractional shares of Company Class A Common Stock.

On September 13, 2021, the Company and Support.com issued a joint press release announcing the Exchange Ratio, that the Merger is expected to close on September 14, 2021 (subject to the satisfaction or waiver of all closing conditions contained in the Merger Agreement) and that the Company Class A Common Stock is expected to begin trading on The Nasdaq Global Select Market under the ticker symbol “GREE” on September 15, 2021. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Press Release of the Company and Support.com, dated September 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2021

GREENIDGE GENERATION HOLDINGS. INC.

By:	/s/ Jeffrey E. Kirt
Name:	Jeffrey E. Kirt
Title:	Chief Executive Officer

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